UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )1

FIRST LEVEL ENTERTAINMENT GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

___________

(CUSIP Number)

Alfredo Fernandez

18775 SW 27th Ct.

Miramar, FL 33029

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No.	13D	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alfredo Fernandez
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,080,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,080,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,080,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14		TYPE OF REPORTING PERSON* IN

CUSIP No.	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to shares of the common stock, par value $.001 per share (“Common Stock”) of First Level Entertainment Group, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 7076 Spyglass Avenue, Parkland, FL 33076. The Issuer became a reporting registrant on January 27, 2011.

Item 2.	Identity and Background.

(a)	This Statement is filed by Alfredo Fernandez who became subject to reporting requirements on January 27, 2011 when the Issuer became a reporting registrant.

(b)	Alfredo Fernandez’s address is 18775 SW 27th Ct., Miramar, FL 33029.

(c)	Alfredo Fernandez is an Officer and Director of the Issuer and an Investor.

(d)

During the last five years, Alfredo Fernandez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(e)

During the last five years, Alfredo Fernandez has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	Alfredo Fernandez is a US Citizen

Item 3.	Source or Amount of Funds or Other Consideration.

Personal Funds

Item 4.	Purpose of the Transaction.

As of January 27, 2011, 1,000,000 shares of the Issuer’s common stock was purchased at $0.005 per share from the Issuer.

As of January 27, 2011, 100,000 shares of the Issuer’s common stock was acquired at $0.025 per share from the Issuer as payment for services rendered.

As of January 27, 2011, 2,000,000 shares of the Issuer’s common stock is held in the names of four minor aged children. These specific children are not directly related to the Reporting Person. The Reporting Person has total control, including but not limited to, voting control of said shares in accordance with the Gift to Minor Act of the state of Florida.

On August 26, 2011, 500,000 shares of the Issuer’s common stock was acquired at $0.025 per share from the Issuer as payment for consulting fees.

On April 17, 2012, 480,000 shares of the Issuer’s common stock was acquired at $0.025 per share from the Issuer as payment for services rendered.

CUSIP No.	13D	Page 4 of 4 Pages

Item 5.	Interest in Securities of the Issuer.

(a)         4,080,000 shares of the Issuer’s common stock ( 8.7% )

(b)         Sole Power to Vote or to Direct the Vote

(c)         None

(d)         Not Applicable

(e)         Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2012

By:	/s/ Alfredo Fernandez
Alfredo Fernandez